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, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC Mail Processing Section

FEB 2 8 2008

Washington, DC

SEC FILE NUMBER
8-65590

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/07___AND ENDING _____12/31/07___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
EMPIRICAL RESEARCH PARTNERS, LLC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
477 MADISON AVENUE, 23RD FLOOR

(No. and Street)

NEW YORK	**NY**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHAEL GOLDSTEIN   **(212) 803-8010**

(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
CITRIN COOPERMAN & COMPANY, LLP

(Name - if individual, state last. first. middle name)

529 Fifth Avenue	**New York**	**New York**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.



PROCESSED

MAR 2 8 2008

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

3/18



EMPIRICAL RESEARCH PARTNERS LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

EMPIRICAL RESEARCH PARTNERS LLC
(A Limited Liability Company)
DECEMBER 31, 2007

TABLE OF CONTENTS



Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members
Empirical Research Partners LLC

We have audited the accompanying statement of financial condition of Empirical Research Partners LLC (a limited liability company) as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Empirical Research Partners LLC as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

CERTIFIED PUBLIC ACCOUNTANTS

February 21, 2008

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: info@citrincooperman.com

EMPIRICAL RESEARCH PARTNERS LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$	29,061,618
Receivable from clearing brokers		1,037,595
Commissions and fees receivable		379,250
Property and equipment, net of accumulated depreciation and amortization of $619,228		470,954
Prepaid expenses and other assets		636,034
TOTAL ASSETS	$	31,585,451

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accrued expenses and other liabilities	$	11,196,410
Commitment (Note 5)		
Members' equity		20,389,041
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	31,585,451

NOTE 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Empirical Research Partners, LLC (the "Company") is a limited liability company formed pursuant to and in accordance with the Delaware Limited Liability Company Act. The Company commenced operations in 2003. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company prepares research in the areas of portfolio strategy, quantitative modeling for stock selection, and money management business strategy, which is provided to institutional investors. These include mutual funds, banks, insurance companies, pension funds, and hedge funds. The Company is compensated for its research in three ways:

1. Commissions earned on transactions in which the Company acts as an introducing broker. The Company shares in this revenue with its five clearing brokers.

2. Payments from other brokerage firms representing the transfer of commissions as directed by their clients.

3. Payments directly from clients.

For category one, revenue is recognized on a trade-date basis, while in categories two and three, it is recognized when the research is utilized by the customer and the customer advises the Company of its usage.

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is based on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the life of the lease.

The Company maintains cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk with respect to cash.

The Company considers all highly liquid instruments with maturities of three months or less when purchased to be cash equivalents.

As a limited liability company, the Company is not subject to federal or state income taxes. The Company's income or loss is reportable by its members on their personal income tax returns. The Company is subject to and has provided a liability for the New York City unincorporated business tax.

NOTE 2.   **RECEIVABLE FROM CLEARING BROKERS**

The clearing and depository operations for the Company's security transactions are provided primarily by brokers pursuant to clearance agreements. At December 31, 2007, the amount receivable from clearing brokers represents commissions earned as an introducing broker for the transactions of its customers.

The Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from customer accounts introduced by the Company. At December 31, 2007, there were no significant unsecured amounts owed to the clearing brokers by these customers in connection with normal margin, cash, and delivery against payment transactions.

NOTE 3.   **PROPERTY AND EQUIPMENT**

Property and equipment consisted of the following at December 31, 2007:

		Estimated Useful Life
Furniture and fixtures	$ 138,352	6 years
Computer equipment	270,362	2 years
Leasehold improvements	681,468	Lease term
	1,090,182	
Less: accumulated depreciation	(619,228)	
Property and equipment, net	$ 470,954	

NOTE 4.   **EMPLOYEE BENEFIT PLAN**

In 2006, the Company adopted a 401(k) retirement savings plan for all eligible employees. Under the plan, eligible participating employees may elect to contribute the maximum allowed by law. The Company may make profit-sharing contributions that are determined by the Managing Member according to a discretionary formula in an amount determined each year. Participants are fully vested in their contributions at all times, and the Company's profit-sharing contributions vest immediately. No amount for profit-sharing contributions was due at December 31, 2007.

NOTE 5.   **COMMITMENT**

The Company leases office space under a noncancelable lease expiring in September 2012. The approximate future minimum annual lease payments are as follows:

Year ending December 31:	
2008	$ 255,000
2009	255,000
2010	255,000
2011	255,000
2012	192,000
	$ 1,212,000

The lease contains provisions for escalations based on increases in certain costs incurred by the lessor. Rent expense was approximately $278,000 for the year ended December 31, 2007.

"Other assets" includes a certificate of deposit that collateralizes a letter of credit for the benefit of the landlord in the amount of $121,905.

NOTE 6.   **NET CAPITAL REQUIREMENT**

As a broker-dealer and member organization of FINRA, the Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15:1. Net capital and aggregate indebtedness change from day to day. At December 31, 2007, the Company had net capital of approximately $16,904,000, which was in excess of its requirement of $746,000. At December 31, 2007, the Company's ratio of aggregate indebtedness to net capital was .66 to 1.



END